

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

Mail Stop 4561

October 31, 2008

David M. Kavanagh
Grant Park Futures Fund Limited Partnership
c/o Dearborn Capital Management, L.L.C.
555 West Jackson Boulevard, Suite 600
Chicago, Illinois 60661

> **Re:** **Grant Park Futures Fund Limited Partnership**
> **Registration Statement on Form S-1**
> **Filed October 6, 2008**
> **File No. 333-153862**

Dear Mr. Kavanagh:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2007 and have issued comments regarding that review. To the extent that changes are made to the financial statements and/or footnotes, please make the corresponding changes to your Form S-1.

2.   We note that you have organized yourself into a "Funds of Funds" structure and
        plan to make investments in several trading companies. Please share your
        considerations with us with respect to your decision to not include within your
        filing the financial statements for each trading company that has a significance
        level in excess of 20 percent based upon testing under Rule 3-09 of Regulation S-
        X. Please explain to us how you will consider the financial statement
        requirements of Rule 3-09 of Regulation S-X with respect to each trading
        company that meets the significance threshold under the referenced rule. We
        additionally refer you to paragraph 5.49 of the AICPA's Audit and Accounting
        Guide, *Audits of Investment Companies*.

Part II – Information Not Required In Prospectus

Item 17. Undertakings, page II-2

3.   Please include all applicable undertakings as required in Securities Act Industry
        Guide 5. Specifically, we note that you have not included the undertakings found
        in Sections 20.A(c), B and C of Guide 5. Please refer to Securities Act Release
        No. 33-6900 (June 17, 1991). Please revise or advise.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

            ·   should the Commission or the staff, acting pursuant to delegated authority,
                declare the filing effective, it does not foreclose the Commission from taking
                any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon at 202-551-3472 or Jorge Bonilla at 202-551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: Jennifer Durham King, Esq. (*via facsimile*)